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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Vodafone Group Public Limited Company
(Name of Subject Company (Issuer))

Vodafone Group Public Limited Company
(Names of Filing Persons (Offeror))

Ordinary shares of $0.10 each
American Depositary Shares
(Title of Class of Securities)

Ordinary Shares (GB0007192106)
American Depositary Shares (92857W100)
(CUSIP Number of Class of Securities)

Stephen R. Scott
Vodafone House
The Connection
Newbury, Berkshire RG14 2FN
England
Tel: 011 44 1635 33251

with a copy to
Thomas B. Shropshire, Jr.
Linklaters
One Silk Street
London EC2Y 8HQ
Tel: 011 44 20 7456 2000
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)(2)

$6,126,916,950	$655,581

(1)
For purposes of calculating the filing fee pursuant to Rule 0-11(d), the transaction value of the Return of Cash in the United States is calculated as follows: 21,978,000,000 B Shares to be issued in the United States, representing approximately 33.0% of Vodafone's entire issued share capital, multiplied by 15 pence per B Share, the per share cash consideration being returned to Shareholders, which yields £3,296,700,000, converted to U.S. dollars at the daily noon buying rate for pounds sterling in New York certified by the New York Federal Reserve Bank for customs purposes on June 7, 2006, of £1=$1.8585, which yields $6,126,916,950, multiplied by 0.0001070, which yields approximately $655,581. Each of the capitalized terms used above is defined in the Circular to Shareholders.

(2)
Sent via wire transfer to the SEC on June 12, 2006.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issue tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Unless otherwise defined herein, capitalized terms used in this Schedule TO shall have the meaning given to them in the Circular to Shareholders.

This Issuer Tender Offer Statement on Schedule TO ("Schedule TO") has been filed by Vodafone Group Public Limited Company, a public limited company organized under the laws of England and Wales ("Vodafone" or the "Company"), which is returning cash (the "Return of Cash") following an issue of redeemable non-cumulative preference shares, par value 15 pence per share (the "B Shares"), to the holders of its existing ordinary shares, par value $0.10 per share (the "Existing Ordinary Shares"), and the holders of its American Depositary Receipts ("Existing ADRs"), evidencing American Depositary Shares and representing ten Existing Ordinary Shares.

The Return of Cash will be made to record holders of Existing Ordinary Shares as of 9:30 p.m. (London time) on July 28, 2006, and to record holders of its Existing ADRs as of 4:30 pm (New York City time) on July 28, 2006. Pursuant to the Return of Cash, holders of Existing Ordinary Shares shall be entitled to one B Share per Existing Ordinary Share they hold as of that date. In the case of holders of Existing ADRs, since each Existing ADR represents ten Existing Ordinary Shares, such holders are entitled to receive ten B Shares per Existing ADR they hold as of July 28, 2006. Each B Share entitles its holder to receive 15 pence in cash and since holders of Existing ADRs will receive ten B Shares per Existing ADR, such holders will be entitled to £1.50 per Existing ADR.

Holders of B Shares outside the United States (i.e., holders of Existing Shares outside the United States) have three alternative ways in which they can receive their 15 pence per B Share. They are as follows: (i) have their B Shares redeemed for cash, at a price of 15 pence per B Share (the "Initial Redemption"); (ii) receive a single cash dividend of 15 pence per B Share (the "Initial B Share Dividend"); or (iii) retain their B Shares and receive a continuing dividend, with an opportunity to have their B Shares redeemed at certain dates in 2007 and 2008 at a price of 15 pence per B Share (the "Future Redemptions"). Holders of B Shares inside the United States (i.e., holders of Existing Shares inside the United States and Existing ADRs wherever located), will not be eligible to make any Election in relation to the B Share Alternatives and will only be eligible to receive the Initial B Share Dividend. The Initial Redemption and Future Redemptions are not available to such holders.

In conjunction with the issue of the B Shares, Vodafone intends to engage in a share capital consolidation, or reverse stock split, in order to maintain the trading value of the Existing Ordinary Shares and Existing ADRs (subject to normal market movements) despite the cash payment of 15 pence per Existing Ordinary Share or £1.50 per Existing ADR. The Share Capital Consolidation will be carried out by subdividing and consolidating each Existing Ordinary Share and Existing ADR which will result in new Ordinary Shares (the "New Ordinary Shares") and new ADRs (the "New ADRs") being issued. Shareholders will receive 7 New Ordinary Shares for every 8 Existing Ordinary Shares owned as of 9:30 p.m. (London time) on July 28, 2006. Holders of ADRs will receive approximately 0.875 New ADRs for each Existing ADR owned as of 4:30 p.m. (New York City time) on July 28, 2006.

To the extent that holders of B Shares outside the United States elect to have their B Shares redeemed pursuant to the Initial Redemption, the Company can redeem the B Shares of the Company at 15 pence per B Share, on the terms and subject to the conditions as set forth in the Circular to Shareholders, dated June 13, 2006 (the "Circular to Shareholders"), and in the related election form, respectively.

This Schedule TO is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. The Company has applied for relief from certain of the tender offer rules promulgated under the Exchange Act, including Rule 14d-10 thereunder. Copies of information provided to shareholders in connection with the Return of Cash are filed as Exhibit 99.(a)(1) through Exhibit 99.(a)(5) hereto and are incorporated herein by reference.

ITEM 1. SUMMARY TERM SHEET.

        Information required by this Item is set forth in the "Frequently Asked Questions" contained in the Circular to Shareholders attached here to as Exhibit 99.(a)(1) and is incorporated herein by this reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

        The name of the issuer is Vodafone Group Public Limited Company, a public limited company organized under the laws of England and Wales, with its principal executive offices located at Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. The telephone number of the Company's principal executive offices is 011 44 1635 33251.

This Schedule TO relates to issued and to be issued B Shares. The other information required by this Item is set forth in the Circular to Shareholders attached hereto as Exhibit 99.(a)(1) and is incorporated herein by this reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

        This Schedule TO is being filed by Vodafone. Its principal executive offices are located at Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. The telephone number of the Company's principal executive offices is 011 44 1635 33251.

The following list sets out the name and position of each Director and members of Vodafone's senior management. Unless otherwise indicated the present principal business address of the Company in which such employment is conducted is at Vodafone's principal executive office, at Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England, and the business telephone number is 011 44 1635 33251.

Members of the Board of Directors	Title
Lord MacLaurin of Knebworth, DL	Chairman
Paul Hazen	Deputy Chairman
Arun Sarin	Executive Director and Chief Executive
Sir Julian Horn-Smith	Executive Director and Deputy Chief Executive
Thomas Geitner	Executive Director and Chief Executive, New Businesses and Innovation
Andy Halford	Executive Director and Chief Financial Officer
Sir John Bond	Non-Executive Director
Dr. Michael Boskin	Non-Executive Director
Lord Broers	Non-Executive Director
John Buchanan	Non-Executive Director
Penny Hughes	Non-Executive Director
Anne Lauvergeon	Non-Executive Director
Professor Jürgen Schrempp	Non-Executive Director
Luc Vandevelde	Non-Executive Director
Anthony Watson	Non-Executive Director
Philip Yea	Non-Executive Director

Members of the Executive Committee

The Executive Committee comprises the Executive Directors named above, and the senior managers listed below:

Brian Clark	Human Resources Director
Paul Donovan	Chief Executive, Eastern Europe, Middle East, Asia Pacific and Affiliates
Warren Finegold	Chief Executive, Business Development
Alan Harper	Strategy and Business Integration Director
Simon Lewis	Corporate Affairs Director
Tim Miles	Chief Technology Officer
Bill Morrow	Chief Executive, Europe
Frank Rövekamp	Chief Marketing Officer
Stephen Scott	General Counsel and Company Secretary

ITEM 4. TERMS OF THE TRANSACTION.

        Information required by this Item is set forth in the Circular to Shareholders attached hereto as Exhibit 99.(a)(1) and is incorporated herein by this reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Information required by this Item is set forth in the Circular to Shareholders attached hereto as Exhibit 99.(a)(1) and is incorporated herein by this reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        Information required by this Item is set forth in the Circular to Shareholders attached hereto as Exhibit 99.(a)(1) and is incorporated herein by this reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The information required by this Item is set forth in "Part I—Letter from the Chairman of Vodafone Group Plc" in the Circular to Shareholders attached hereto as Exhibit 99.(a)(1) is incorporated herein by this reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        The information required by this Item is set forth in "Part I—Letter from the Chairman of Vodafone Group Plc" in the Circular to Shareholders attached hereto as Exhibit 99.(a)(1) is incorporated herein by this reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        Computershare Investor Services PLC ("Computershare") has been retained as the receiving and information agent in the United Kingdom with respect to the Return of Cash. The Company has agreed to pay Computershare reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. The Company has also agreed to indemnify Computershare against certain liabilities arising out of or in connection with the engagement.

The Company has agreed to pay The Bank of New York, as depositary ("The Bank of New York"), certain fees and expenses normally borne by ADR holders pursuant to the Deposit Agreement. The Company has also agreed to indemnify The Bank of New York against certain liabilities arising out of or in connection with the engagement.

UBS Limited and Goldman Sachs International have been retained by Vodafone in connection with the Return of Cash. Neither UBS Limited nor Goldman Sachs International will receive any fees or other compensation directly or indirectly from Vodafone in connection with the Return of Cash. However, Vodafone has agreed to indemnify UBS Limited and Goldman Sachs International against, amongst other things, certain claims, losses and expenses suffered or incurred by them arising from their respective engagements.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to holders of the B Shares concerning the Return of Cash.

ITEM 10. FINANCIAL STATEMENTS.

        Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

        The information set forth in Exhibits 99.(a)(1) through 99.(a)(5) attached hereto are incorporated herein by this reference.

ITEM 12. EXHIBITS.

99.(a)(1)	Circular to Shareholders, dated June 13, 2006
99.(a)(2)	Election Form
99.(a)(3)	Summary Advertisement in The Wall Street Journal, dated June 13, 2006
99.(a)(4)	ADR Proxy Card for use in connection with the Annual General Meeting and the Extraordinary General Meeting
99.(a)(5)	Proxy Card for Shareholders for use in connection with the Annual General Meeting and the Extraordinary General Meeting

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ S R SCOTT
Name:	Stephen R. Scott
Title:	Group General Counsel and Company Secretary
Date:	June 13, 2006

EXHIBIT INDEX

99.(a)(1)	Circular to Shareholders, dated June 13, 2006
99.(a)(2)	Election Form
99.(a)(3)	Summary Advertisement in The Wall Street Journal, dated June 13, 2006
99.(a)(4)	ADR Proxy Card for use in connection with the Annual General Meeting and the Extraordinary General Meeting
99.(a)(5)	Proxy Card for Shareholders for use in connection with the Annual General Meeting and the Extraordinary General Meeting

Vodafone Group Plc
Vodafone House
The Connection
Newbury
Berkshire
RG14 2FN
United Kingdom

Registered in England No. 1833679

Tel: +44 (0)1635 33251
Fax: +44 (0)1635 45713
www.vodafone.com

Printed in the United Kingdom

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX